Exhibit 99

July 29, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We would like to inform you that on July 25, 2024, HDFC Bank Limited (“the Bank”) has received a certificate issued by International Financial Services Centres Authority (“IFSCA”) for successful registration on India International Bullion Exchange IFSC Limited in GIFT-IFSC, as a Bullion Trading cum Clearing Member.

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Sr. EVP - Company Secretary & Head – Group Oversight